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Exhibit 10.16 Employment Agreement dated June 1, 2000 by and between United Park City Mines Company and Hank Rothwell

EMPLOYMENT AGREEMENT

  PREAMBLE

        This Employment Agreement (this "Agreement") is made by and between United Park City Mines Company, a Delaware corporation (the "Company"), and Hank Rothwell ("Rothwell") to be effective as of the 1st day of June, 2000.

  RECITALS

        WHEREAS, the Company and Rothwell previously entered into that certain Employment Agreement dated September 1, 1991, that certain Employment Agreement dated as of June 1, 1994, as amended by that certain Amendment No. 1 to Employment Agreement dated as of September 5, 1995, and that certain Employment Agreement dated as of June 1, 1997, as amended by that certain Amendment No. 1 to Employment Agreement dated as of March 9, 1999 (collectively referred to herein as the "Prior Employment Agreement"), whereby Rothwell was employed to serve as the Company's President and Chief Executive Officer; and

        WHEREAS, the term of the Prior Employment Agreement, as previously extended, expires on May 31, 2000; and

        WHEREAS, the Board of Directors of the Company desires and intends to continue to employ Rothwell as the Company's President and Chief Executive Officer on the terms and conditions set forth herein; and

        WHEREAS, Rothwell is willing and desires to continue to be employed by the Company as its President and Chief Executive Officer on the terms and conditions set forth herein;

        NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

        1.    Employment. The Company hereby agrees to continue to employ Rothwell, and Rothwell hereby agrees to continue to be employed, as President and Chief Executive Officer of the Company, upon the terms and conditions hereinafter set forth. The location of such employment shall be in either Park City or Salt Lake City, Utah; however, Rothwell agrees to take whatever reasonable business trips are requested by the Board of Directors of the Company. The Company and Rothwell acknowledge that Rothwell is presently serving as a director on the Board of Directors of the Company. As long as Rothwell is President and Chief Executive Officer during the term of this Agreement, the Board of Directors of the Company will cause Rothwell's name to be fisted on any proxy soliciting votes for the election of directors.

        2.    Term. The employment of Rothwell by the Company pursuant to this Agreement will be for a period of three (3) years commencing as of June 1, 2000 (the "Employment Terms"), unless the Employment Term is terminated earlier pursuant to the provisions of Section 5 hereof.

        3.    Duties. Rothwell agrees to perform the duties outlined in the Company's bylaws as being applicable for the Company's President and Chief Executive Officer, and to perform such other duties as may be assigned from time to time by the Board of Directors of the Company. Rothwell agrees that he will devote his full time and energy to the affairs of the Company, and that during the Employment Term he shall report to the Board of Directors of the Company. Without prior approval of the Board of Directors of the Company, Rothwell agrees that he shall not devote his time to any business activities other than the affairs of the Company during the Employment Term, with the exception of those business activities (the "Permitted Outside Activities") described in Exhibit "A" attached hereto and incorporated herein by this reference. The Company agrees that Rothwell's involvement in the Permitted Outside Activities shall not violate Rothwell's obligations arising under this Agreement. Rothwell agrees to give written notice to the Board of Directors of the Company in the event that any of the Permitted Outside Activities in which Rothwell participates during the term of this Agreement creates a potential conflict of interest for Rothwell between his involvement in the Permitted Outside Activity and the performance by Rothwell of his duties as the President and Chief Executive Officer of the Company.

4.    Compensation.

        a.    Salary. Commencing on June 1, 2000 the Company shall pay Rothwell a minimum annual salary of One Hundred Thirty-Five Thousand Dollars ($135,000), payable in equal semi-monthly installments (such amount, as it may be increased from time to time, is hereinafter referred to as the "Salary"). The Salary payable to Rothwell by the Company shall be increased every year during the term of this Agreement, commencing on June 1, 2001 and continuing on each June I thereafter, to an amount which shall be the product obtained by multiplying the annual Salary which was paid to Rothwell for the immediately preceding twelve months by the lesser of (a) 106% or (b) a fraction, the numerator of which is the Consumer Price Index (as hereinafter defined) for the month of February immediately preceding such adjustment date, and the denominator of which is the Consumer Price Index for February, 2000 or the month of February immediately preceding the most recent date on which the Salary was adjusted, whichever is later. The amount of such increase shall be determined by the Company as soon as reasonably practicable after the Consumer Price Index for the month of February immediately preceding each adjustment date becomes available. The delay or failure of the Company to compute and pay to Rothwell any increases in the Salary to be made pursuant to this Section 4.a. shall not impair the continuing obligation of the Company to pay the increased portion of the Salary resulting from such adjustments. In no event shall the Salary be decreased as a result of this Section 4.a. For purposes of this Agreement, the term "Consumer Price Index" shall mean the "Consumer Price Index—U.S. City Average For All Items For All Urban Consumers (1982-1984 = 100)" (the "CPI-U") published monthly in the "Monthly Labor Review" by the Bureau of Labor Statistics of the United States Department of Labor (the "Labor Bureau"). If the CPI-U is discontinued, "Consumer Price Index" shall refer to comparable statistics on the purchasing power of the consumer dollar published by the Labor Bureau or by another agency of the United States Government selected by the Company.

        b.    Net Cash Flow Payment. In addition to the Salary described in Section 4.a. above, above, the Company shall, within ninety (90) days after the end of each calendar year during the term of this Agreement commencing with the year beginning on January 1, 2000 (each such calendar year is referred to as a "Net Cash Flow Period"), pay to Rothwell as an incentive payment (the "Net Cash Flow Payment") an amount equal to three percent (3%) of the Net Cash Flow, as defined below, from each Project, as defined below, in which the Company, or any of its wholly-owned subsidiaries, engaged or was actively involved during the Net Cash Flow Period for which such payment is made.

          (1)  For purposes of this Agreement, "Net Cash Flow' shall mean, separately with respect to each Project in which the Company or any of its wholly-owned subsidiaries was engaged or actively involved during the Net Cash Flow Period for which such Net Cash Flow Payment is being calculated, the excess of Revenue, as defined below, over Costs, as defined below, less Prior Net Cash Flow, as defined below. The Net Cash Flow shall be reviewed and audited by the Company's independent certified public accountants (currently PricewaterhouseCoopers LLP) as to each Project within ninety (90) days after the end of each calendar year during the term of this Agreement. The Net Cash Flow Payment made for each calendar year during the term of this Agreement shall be based upon the results of the annual audit by the Company's independent certified public accountants.

              (i)  For purposes of calculating Net Cash Flow, "Revenue" shall mean all income, receipts or value received by the Company with respect to a Project from the inception of the Project through the end of the Net Cash Flow Period for which the Net Cash Flow is being calculated, including, without limitation, all gross sales proceeds and other consideration from property sold as part of the Project, all operating revenues derived from such Project, and all income received with respect to services rendered pursuant to such Project.

            (ii)  For purposes of calculating Net Cash Flow, "Costs" shall mean all costs and expenses directly or indirectly incurred with respect to a Project, or allocated to such Project on an equitable basis, from the inception of such Project through the end of the Net Cash Flow Period for which the Net Cash Flow Payment is being calculated, including, without limitation, (a) the adjusted book basis of the assets and property sold and the general and administrative expenses of the Company equitably allocated to the Project (including an equitable allocation of the salary and benefits of Rothwell and other employees who have rendered services with respect to such Project), and (b) the total amount of all costs, fees and interest incurred by the Company on borrowed funds which are invested in the Project (including an imputed interest cost which shall be calculated on all non-borrowed funds of the Company which are invested in the Project but which imputed interest cost shall not be calculated on any of the Revenue with respect to such Project which Revenue is invested by the Company in the Project. The imputed interest cost shall be calculated from the date of actual expenditure of such non-borrowed funds by the Company until the date such non-borrowed funds are returned to the Company from the Revenue generated by the Project, utilizing an annual rate of interest equal to the prime rate of interest announced from time to time by the bank or financial institution then used by the Company for its banking needs, plus two percent (2%) per annum).

            (iii)  For purposes of calculating Net Cash Flow, "Prior Net Cash Flow" shall mean, with respect to a Project, the cumulative historical Net Cash Flow from the inception of such Project through the end of the Net Cash Flow Period immediately preceding the Net Cash Flow Period for which the Net Cash Flow Payment is being calculated.

          (2)  For purposes of this Agreement, "Project" shall mean each separate real estate development or any specifically identifiable phase thereof, or each separate business enterprise of the Company, in which the Company or any of its wholly-owned subsidiaries is engaged as of September 1, 1993 and all real estate developments and business enterprises in which the Company or any of its wholly-owned subsidiaries is engaged during the term of this Agreement, with respect to which, in each case (i) the Company has received all necessary approvals and permits from the applicable public authorities, and (ii) the Company, as authorized by the Board of Directors, has commenced a development and marketing program, and (iii) either the Company's equity funds have been allocated or external financing has been arranged. Notwithstanding the foregoing sentence, the term "Project" shall also include any separate real estate development project listed from time to time on Exhibit "B" attached hereto or a specifically identifiable phase of any such project which is sold in its entirety in a single sale because of its development potential, even if such separate real estate development project or phase does not otherwise satisfy the three requirements set forth in the preceding sentence as essential elements of a "Project." The term "Project" shall not include specific real estate developments or business enterprises in which the Company or any of its wholly-owned subsidiaries was actively involved prior to September 1, 1991. With respect to large developments or master-planned projects, such as Flagstaff or Bonanza Flats, each phase of such development shall be treated as a separate Project for purposes of calculating the Net Cash Flow Payment, and an equitable (prorata or value based) portion of the accrued costs with respect to such development shall be allocated to each separate phase thereof, for purposes of calculating the Net Cash Flow Payment with respect to such Project. As of the date of this Agreement, the Projects eligible to be considered for a Net Cash Flow Payment are those Projects specifically identified on Exhibit "B" attached hereto, which Exhibit "B" may from time to time be amended in writing by the parties in accordance with the definition of "Project" set forth above.

          (3)  A Project generating a negative Net Cash Flow through the end of a Net Cash Flow Period shall be used to off-set or reduce the positive Net Cash Flow which has been generated by other Projects of the Company, and it shall reduce the amount of the Net Cash Flow Payment as set forth herein. The parties acknowledge that the negative Net Cash Flow resulting from the Park City Silver Mine Adventure ("PCSMA") was fully resolved to the mutual satisfaction of the parties during the Company's 1999 fiscal year. The PCSMA negative Net Cash Flow of $6,918,739 reduces Rothwell's 1999 and future Net Cash Flow payments by a total of $207,562.

          (4)  In the event Rothwell is not employed during an entire Net Cash Flow Period, the Net Cash Flow and the Net Cash Flow Payment shall be proportionately reduced to reflect the number of days during such Net Cash Flow Period that Rothwell was employed by the Company.

          (5)  In the event the Net Cash Flow with respect to any Project results from the Company's receipt of Revenue in the form of property interests or other non-cash consideration, the Net Cash Flow with respect to such Project shall then be determined on the basis of the fair market value of such non-cash consideration and such Net Cash Flow (after offsetting any current or accumulated negative Net Cash Flow) shall be used in the determination of a Net Cash Flow Payment under Section 4.b., provided, that at the time the Net Cash Flow Payment to Rothwell with respect to such Project is due (after so offsetting any negative Net Cash Flow), Rothwell shall be credited on the Company's books with a percentage interest in the non-cash consideration having a value equal to the amount of the Net Cash Flow Payment he would have received if the Project had produced cash Revenue. At such time as the non-cash consideration is collected or sold or otherwise disposed of by the Company, the Company shall make a special payment to Rothwell in an amount equal to his proportionate share of the net proceeds received from the disposition of the non-cash consideration. This provision shall survive termination of this Agreement and any such special payments shall be made to Rothwell at the times provided above regardless of whether or not he is employed by the Company at the time such payments are made.

          (6)  In certain instances, the Company may participate with a third party or parties in the development of a Project in which case the Company would contribute a Project or an interest in a Project to a newly-formed partnership, joint venture, limited liability company, corporation or other entity (the "Partnership"), the third party or parties would contribute expertise, cash and/or financing commitments to the Partnership, and the Company and the third party would receive equity, participation, or other similar non-cash ownership interests in the Partnership in consideration for such contributions (such an arrangement being referred to herein as a "Partnered Project"). For purposes of calculating Net Cash Flow with respect to Partnered Projects, the Company shall not be deemed to receive Revenue solely as a result of its contribution of a Project or Project interest to a Partnership (and the capitalization of the Project on the books of the Partnership); it being the intention of the parties that Revenue from Partnered Projects will only be recognized at the time the Company receives cash distributions from the Partnership. For purposes of illustration only, if the Company had successfully completed its proposed partnership with DUB, although the Company would have been credited with a multimillion dollar contribution to the partnership based on the agreed value of the Flagstaff and Bonanza projects, the formation of the partnership and the Company's contribution of the projects thereto would not have been construed as Revenues for purposes of calculating Net Cash Flow, and the Company would not have received any Revenues for purposes of calculating Net Cash Flow until such time as the partnership actually distributed cash payments to the Company. In the event of any inconsistency between the provisions of this Section 4.b.6 and the provisions of Section 4.b.5, the provisions of this Section 4.b.6 shall be controlling.

        c.    Incentive Stock Option Agreement. Attached hereto as Exhibit "C" is a copy of the Incentive Stock Option Agreement dated June 27, 1994, as amended by the Amendment to United Park City Mines Company Incentive Stock Option Agreement dated as of August 25, 1995, entered into by and between the

Company and Rothwell, which shall continue in effect pursuant to the terms and conditions set forth therein. If at any time during the term of this Agreement the "Capital Stock" of the Company, as such term is defined in the Incentive Stock Option Agreement, as amended, ceases to be listed on the stock exchange of any United States public listing agency, such as the New York Stock Exchange or NASDAQ (any such public listing agency individually referred to herein as a "Stock Exchange") for a period of ninety (90) consecutive calendar days, then Rothwell shall be entitled to give notice to the Company of Rothwell's election to cause the Company to purchase from Rothwell all of his right, title and interest arising under the Incentive Stock Option Agreement, provided that Rothwell gives to the Company written notice of such election by Rothwell within thirty (30) days after the date that the Capital Stock of the Company has not been listed on any Stock Exchange for a period of ninety (90) consecutive days. In the event Rothwell exercises his right to cause the Company to purchase all of Rothwell's right, title and interest under the Incentive Stock Option Agreement, the purchase price to be paid by the Company to Rothwell for all of his right, title and interest arising under the Incentive Stock Option Agreement shall be an amount equal to the total number of Option Shares which Rothwell is then entitled to purchase under the Incentive Stock Option Agreement multiplied by a dollar amount calculated as follows:

              (i)  the closing bid price per share of the Company's Capital Stock on the date which is five (5) business days prior to the date which is the earlier to occur of. (i) the date that the Capital Stock of the Company ceases to be listed on any Stock Exchange, provided that the Capital Stock of the Company thereafter remains unlisted on any Stock Exchange for a period of ninety (90) consecutive calendar days, or (ii) the date that the Stock Exchange which then lists the Capital Stock of the Company announces its intention to discontinue the listing of the Company's Capital Stock on such Stock Exchange, provided that another Stock Exchange does not simultaneously announce its commitment to commence listing the Capital Stock of the Company, with such new listing to become effective no later than the date the other Stock Exchange discontinues its listing of the Capital Stock of the Company, and provided further that the Capital Stock of the Company, as the result of such announcement, ceases to be listed on any Stock Exchange and thereafter remains unlisted on any Stock Exchange for a period of ninety (90) consecutive calendar days,

            (ii)  less the price per share for which Rothwell is entitled to purchase the Option Shares under the Incentive Stock Option Agreement.

        Such amount shall be calculated and shall be payable by the Company to Rothwell in cash no later than thirty (30) days following the date that Rothwell gives to the Company written notice of Rothwell's election to cause the Company to purchase all of Rothwell's right, title and interest arising under the Incentive Stock Option Agreement.

        d.    Employee Benefits. During the Employment Term, Rothwell shall be entitled to all employee benefits in effect or that may hereafter be adopted, which are at least equal to the benefits available to all other salaried employees or management personnel of the Company, including, without limitation, the Company's pension or profit-sharing plans, insurance plans (such as health, accident, dental, fife, or disability insurance), paid vacations, paid sick leave, and holidays. The level of benefits applicable to Rothwell shall be determined in the same manner as the level of benefits is determined for all other salaried employees of the Company.

        5.    Termination. The Employment Term shall terminate upon the date of the first to occur of:

        a.    the date that is three (3) years after the date hereof (the "Normal Expiration Date");

        b.    the accidental death of Rothwell while actively engaged in the performance of his duties hereunder;

        c.    the death of Rothwell from any cause other than an accident during the active performance of his duties hereunder;

        d.    the physical or mental disability or illness of Rothwell that shall prevent Rothwell from performing his duties under this Agreement for a period of at least three (3) consecutive months, as shall be determined in good faith by the Board of Directors of the Company;

        e.    the election of the Board of Directors of the Company to terminate Rothwell's employment for "Cause" (as defined in this Section 5 below);

        f.      the election of the Board of Directors of the Company to terminate Rothwell's employment without Cause; and

        g.    fifteen (15) days after written notice from Rothwell to the Company to terminate his employment with or without Cause.

        For the purpose of this Agreement, the word "Cause" shall be defined to include, but not be limited to, the following:

              (i)  negligence, willful misconduct, or dereliction of duty to the Company;

            (ii)  conduct that has not been authorized or directed by the Board of Directors, which may cause or has caused material damage to the Company;

            (iii)  breach of fiduciary duties to the Company;

            (iv)  conviction for a criminal felony charge;

            (v)  drug or alcohol abuse that causes damage to the Company;

            (vi)  insubordination in refusing to perform work assigned by the Board of Directors which is reasonably related to the duties of President and Chief Executive Officer;

          (vii)  unapproved disclosure of confidential information;

          (viii)  engaging in a business competitive to the Company other than the Permitted Outside Activities;

            (ix)  sexual harassment that causes damage to the Company; or

            (x)  theft or abuse of Company funds or property.

6.    Payments on Termination.

        a.    In the event this Agreement is terminated pursuant to Sections 5.a, 5.c, 5.d, 5.e, or 5.g above, the Company shall pay to Rothwell or his beneficiary or personal representative Rothwell's full Salary, together with all benefits and other compensation through the date of termination. Also, in the event this Agreement is terminated pursuant to Sections 5.a., 5.c., or 5.d. above, the Company shall continue to pay to Rothwell or his beneficiary or personal representative the Net Cash Flow Payments with respect to all of the Projects of the Company which are in existence as of the date of Rothwell's termination, for a period of three (3) years following the date of termination at the time the same were to become due if the termination had not occurred. In the event this Agreement is terminated pursuant to Sections 5.e. or 5.g. above, the Company shall not be obligated to make any Net Cash Flow Payments beyond the termination date.

        b.    In the event this Agreement is terminated pursuant to Section 5.b because of the accidental death of Rothwell during the active performance of his duties hereunder, the Company shall pay, as liquidated damages arising out of the termination of this Agreement, but not as a waiver or release of any other claims relating to Rothwell's death, to Rothwell's estate, beneficiary or personal representative:

          (1)  Rothwell's full Salary through the date of Rothwell's death, together with all benefits and other compensation through such date; plus

          (2)  an amount equal to the aggregate of the Salary to which Rothwell would have been entitled for a period of one (1) year following the date of Rothwell's death, as if such death had not occurred, all such payments to be made at the time the same were to become due if the death had not occurred. The payments provided hereunder shall be in addition to any other payments to which Rothwell or his estate would be entitled such as pension benefits and life insurance proceeds, if any; plus

          (3)  the Company shall continue to pay to Rothwell's beneficiary or personal representative the Net Cash Flow Payments with respect to all of the Projects of the Company which are in existence as of the date of Rothwell's termination for a period of three (3) years following the date of Rothwell's death at the time the same were to become due if Rothwell's death had not occurred.

        c.    In the event this Agreement is terminated pursuant to Section 5.f above, the Company shall pay to Rothwell as liquidated damages and not as a penalty:

          (1)  Rothwell's full Salary in effect prior to the reason for termination through the date of Rothwell's termination, together with all benefits and other compensation through such date; plus

          (2)  an amount equal to the aggregate Salary to which Rothwell would have been entitled for the remainder of the Employment Term to the Normal Expiration Date, all such payments to be made at the time the same were to become due as if the termination had not occurred; provided, that notwithstanding the Normal Expiration Date, such payments shall continue for a minimum period of one year from the date of termination of Rothwell's employment; plus

          (3)  the Company shall continue to pay to Rothwell or to Rothwell's beneficiary or personal representative the Net Cash Flow Payments with respect to all of the Projects of the Company which are in existence as of the date of Rothwell's termination for a period of three (3) years following the date of Rothwell's termination at the time the same were to become due if the termination had not occurred.

        Rothwell shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 6 be reduced by any compensation or retirement benefits heretofore or hereafter earned by Rothwell as a result of employment by any other person or business entity.

        7.    Sale, Merger, Joint Venture or Business Reorganization Involving the Company or Its Assets. For purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) there occurs a sale, merger, or other business reorganization or acquisition involving the Company or its properties in connection with which the Company's shareholders receive cash, stock, property, or some combination thereof, in exchange for their shares of the Company's capital stock; or (ii) any person acquires 60% or more of the issued and outstanding shares of the Company's capital stock (other than a person who currently owns 60% or more of such stock). Upon the occurrence of a Triggering Event, Rothwell shall be entitled for a period of ninety (90) days following the date of such Triggering Event to voluntarily terminate his employment upon written notice to the Company. In the event of such voluntary termination by Rothwell following a Triggering Event, or in the event of the involuntary termination of Rothwell following or in anticipation of a Triggering Event, the Company shall pay or shall cause the surviving business entity to pay to Rothwell the amounts set forth below as liquidated damages and not as a penalty. Such payments shall be in lieu of any payments to which Rothwell would otherwise have been entitled pursuant to Section 6 of this Agreement.

        a.    Rothwell's full Salary together with all benefits and other compensation through such date; plus

        b.    an amount equal to the aggregate Salary to which Rothwell would have been entitled for remainder of the Employment Term to the Normal Expiration Date, all such payments to be made at the time the same were to become due as if the termination had not occurred; provided that notwithstanding the Normal Expiration Date, such payments shall continue for a minimum period of one year from the date of termination of Rothwell's employment; plus

        c.    A special cash bonus in the amount set forth below, which shall be payable in cash in a lump sum within seventy-five (75) days following the date of Rothwell's termination following a Triggering Event. The amount of the special cash bonus shall vary based on the consideration paid by the acquiring person or entity to acquire the Company or interest in the Company. If the Company or interest in the Company is acquired for stock or consideration other than cash, the fair market value of such stock or other consideration shall be deemed to constitute the value of such non-cash consideration. The amounts set forth in the table below shall be proportionately adjusted in the event of any stock split, stock dividend, or similar event that would equitably require such adjustment. The amounts set forth in the table below shall also be proportionately adjusted in the event that less than all outstanding shares of the Company's capital stock are sold in connection with any Triggering Event, so that Rothwell shall receive a percentage of the respective amounts set forth in the table below that is equal to the percentage of the Company's total outstanding shares of capital stock that are sold in connection with the Triggering Event. The amount of the special cash bonus provided for in this Section shall be reduced by an amount equal to the aggregate amount of Net Cash Flow Payments paid to Rothwell, and the value of non-cash Net Cash Flow Payments credited to Rothwell from and after June 1, 2000 pursuant to Section 4.b. hereof, if any.

Price Per Share Paid in Connection with the Acquisition of Company Shares	Amount of Special Bonus
$0 to $19.99	$0
$20.00 to $24.99	$500,000
$25.00 to $29.99	$750,000
$30.00 and Higher	$1,000,000

        d.    Rothwell shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 7 be reduced by any compensation or retirement benefits heretofore or hereafter earned by Rothwell as a result of employment by any other person or business entity.

        8.    Indemnification. If Rothwell is made a party or is threatened to be made a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee, officer or director of the Company, or is or was serving at the request of the Company, Rothwell shall be indemnified and held harmless by the Company to the fullest extent authorized by the Company's Certificate of Incorporation, Bylaws and the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expenses, liability and loss, including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement, reasonably incurred or suffered by Rothwell directly or indirectly in connection therewith or in connection with any appeal therefrom, so long as Rothwell shall be found to have met the standard of conduct set forth therein that would allow such indemnification, and such indemnification shall continue as to Rothwell after he has ceased to be an employee, officer or director of the Company, and shall inure to the benefit of his heirs, executors and administrators.

        9.    Life Insurance. If requested by the Company, Rothwell shall submit to such physical examinations and otherwise take such actions and execute and deliver such documents as may be reasonably necessary to enable the Company to obtain life insurance on the life of Rothwell for the benefit of the Company.

        10.  Confidentiality. Rothwell agrees that in performing under the terms of this Agreement he will have access to confidential and proprietary information and records of the Company. Rothwell agrees that he shall keep all such information and records confidential and that he shall make no use of any of such information for any purpose other than the business purposes of the Company. Rothwell agrees that he shall not give or provide such information or records to any third party or use them in any way to compete or to allow a third party to compete with the Company. The provisions of this Section 10 will survive the termination or expiration of this Agreement; provided, however, that Rothwell's obligations under this Section 10 shall not relate to information and records of the Company that become part of the public domain by publication or otherwise through no fault or action of Rothwell.

        11.  Non-competition. In the event Rothwell's employment hereunder is terminated pursuant to Sections 5.d., 5.e. or 5.f. above, Rothwell will neither directly nor indirectly, including, without limitation, as a paid or unpaid director, officer, agent, representative, employee of, or consultant to, any enterprise, or by acting as a proprietor of an enterprise, or by holding any direct or indirect participation in any enterprise as an owner, partner, limited partner, joint venturer, stockholder or creditor, enter into or attempt to enter into any other business activities within the state of Utah of the type and character engaged in, or competitive with that conducted by, the Company during the remainder of the Employment Term to the Normal Expiration Date, as if such termination had not occurred; provided, that in the event Rothwell's employment is terminated pursuant to Sections 5.d. or 5.f. hereof, and Rothwell releases the Company from its obligation to make Salary payments to Rothwell pursuant to Section 6 hereof and Net Cash Flow Payments pursuant to Section 6 or 4.b. and any other payment under this Agreement from and after the date of such release, then this covenant not to compete shall terminate effective upon the date of such release. Notwithstanding the foregoing, Rothwell's ownership, involvement and participation in any of the Permitted Outside Activities shall not be deemed to be a violation of this Section 11. The ownership by Rothwell of one percent (1%) or less of the outstanding securities of any corporation engaged in a business competing with the Company shall not constitute a breach of this Section 11. In the event of a breach by Rothwell of this Section 11, the Company, in addition to all other rights and remedies it may have, shall be entitled to preliminary and permanent injunctions restraining Rothwell from doing or continuing to do any such act in violation of this Section 11 without showing or proving any actual damage sustained by the Company, it being acknowledged and agreed by the parties that the business relationships and good will and the opportunity to build upon those relationships is a critical element of this Employment Agreement and that a breach by Rothwell of this Section 11 cannot be adequately valued in money terms and would cause irreparable injury to the Company for which money damages will not provide an adequate remedy. The provisions of this Section 11 will survive the termination or expiration of this Agreement.

        12.  Binding Effect. Rothwell's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any attempt to do any of the foregoing shall be void. The provisions of this Agreement shall be binding upon and inure to the benefit of Rothwell and. his heirs and personal representatives, and shall be binding upon and inure to the benefit of the Company, its successors and assigns.

        13.  Miscellaneous. This Agreement is to be governed by the laws of the State of Utah, except with respect to Section 8, which shall be governed according to the General Corporation Law of the State of Delaware. This Agreement constitutes the full and complete understanding of the parties, and except as otherwise expressly provided, supersedes all previous agreements on the subject matters hereof, and may be amended only by a writing executed by the parties hereto. All notices hereunder shall be made in writing and shall be effective when addressed to the Company at its principal place of business or when addressed to Rothwell at his address contained in the Company's personnel records, and deposited, postage pre-paid and certified, return receipt requested, with the U.S. Postal Service. The section headings of this Agreement are solely for convenience and shall not be considered in its interpretation. The parties agree that any suit or proceeding in connection with, arising out of, or relating to this Agreement shall be instituted only in a court (whether federal or state) located in Utah, and the parties, for the purpose of any such suit or proceeding, irrevocably submit to the jurisdiction of any such court in any such suit or proceeding. In any such suit, the losing party shall pay the prevailing party's costs and expenses of the suit, including reasonable attorneys' fees.

  AUTHORIZED SIGNATURES

        In order to bind the parties to this Agreement, their duly authorized representatives have signed their names on the date first indicated above.

THE "COMPANY" UNITED PARK CITY MINES COMPANY		"ROTHWELL"
By:	/s/ JOSEPH S. LESSER JOSEPH S. LESSER	/s/ HANK ROTHWELL HANK ROTHWELL
TITLE:	CHAIRMAN OF THE BOARD OF DIRECTORS

EXHIBIT "A"

PERMITTED OUTSIDE ACTIVITIES

        The Employment Agreement restricts Rothwell's business activities to those exclusively of the Company, unless specifically approved by the Board of Directors of the Company. The following business activities of Rothwell are hereby approved by the Board of Directors of the Company:

          (1)  President and sole owner of Realty Advisors, Inc. ("RA"). RA holds a brokers license in the State of Utah, and is a member of the Park City Board of Realtors, the Salt Lake Board of Realtors, and other professional organizations. It is understood that RA will not be actively engaged in the real estate development or brokerage business.

          (2)  Passive securities and real estate investments.

EXHIBIT "B"

LIST OF PROJECTS OF THE COMPANY AS OF JUNE 1, 2000

1	Morning Star Estates Subdivision
2.	Hidden Meadows Subdivision
3.	Flagstaff Mountain of Deer Valley
4.	Bonanza Mountain Resort
5.	Snake Creek Acreage
6.	Deer Crest/Pioche
7.	Ontario Water Company
8.	Hailstone Junction
9.	Parcel 7.2.b
10.	Willow Heights
11.	State Park Exchange
Note: This Exhibit specifically does not include:
1.	Company Ski Lease income; and
2.	Tunnel maintenance performed for Park City Municipal Corporation.

EXHIBIT "C"

COPY OF THE INCENTIVE STOCK OPTION
AGREEMENT AND THE AMENDMENT THERETO

STOCK OPTION AGREEMENT

        THIS STOCK OPTION AGREEMENT ("Agreement") is entered into as of the 17th day of December, 1991 ("Effective Date") by and between United Park City Mines Company, a Delaware corporation ("Company") and Hank Rothwell ("Optionee").

RECITALS

        WHEREAS, the Company and Optionee entered into an Employment Agreement ("Employment Agreement"), dated September 1, 1991;

        WHEREAS, Optionee is the President and Chief Executive Officer of the Company, and has been so since the 1st day of September, 1991;

        WHEREAS, to induce Optionee to become the Company's President and Chief Executive Officer, the Company agreed in the Employment Agreement to grant Optionee, subject to shareholder approval, an option to purchase up to 400,000 shares of the Company's $.01 par value common stock;

        WHEREAS, a majority of the shareholders of the Company approved the stock option at the Company's annual meeting of stockholders held December 17, 1991.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the parties hereto agree as follows:

1.    Grant of Option.

        The Company hereby grants to the Optionee the right and option (hereinafter called the "Option") to purchase all or any part of an aggregate of 400,000 shares of the $0.01 par value common stock of the Company (such number is subject to adjustment as provided in Paragraph 7 hereof and is hereinafter called the "Option Shares") on the terms and conditions herein set forth.

2.    Purchase Price.

        The purchase price of the Option Shares shall be $0.42 per share, which price has been determined by the Board of Directors to be the book value of said shares as of the last day of the most recently completed fiscal quarter.

3.    Terms of Option.

        This Option shall become exercisable on and after the second anniversary of the effective date of the Employment Agreement and shall expire on the fifth anniversary of the effective date of the Employment Agreement (the "Expiration Date"); provided, however, the above exercise period may be modified to the extent specifically provided by paragraphs 5, 6 and 7, below. The Option may be exercised as to any or all of the available Option Shares. The purchase price of the shares as to which the Option shall be exercised shall be paid in full in cash at the time of exercise. The Optionee shall not have any of the rights of a shareholder with respect to the Option Shares as to which there has been no exercise of the Option.

4.    Nontransferability.

        The Option shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Optionee, only by the Optionee. More particularly (but without limiting the generality of the foregoing), except as provided in the prior sentence, the Option may not be assigned, transferred, pledged, or hypothecated in any way, shall not be assignable by operation of law and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the option, shall be null and void and without effect.

5.    Termination of Service.

        In the event that the Employment Agreement is terminated by the Board of Directors of the Company for cause, pursuant to section 5(e) therein, or is terminated by Optionee with or without cause, pursuant to section 5(g) therein, this Option shall thereafter be exercisable (to the extent that it would have been exercisable by the Optionee on such termination date) for a period of ninety (90) days following such termination date, but in no event later than the Expiration Date. In the event that the Employment Agreement is terminated by the Board of Directors of the Company without cause, pursuant to section 5(f) therein, the Option shall become immediately exercisable with respect to all 400,000 shares upon such date and may thereafter be exercised by the Optionee at any time within ninety (90) days after such date, but in no event later than the Expiration Date. Nothing in this Agreement shall confer any right to election or retention of the Optionee as an officer or director of the Company or any of its subsidiaries.

6.    Death or Disability of Optionee.

        If the Employment Agreement is terminated because of the death or disability of the Optionee, pursuant to sections 5(b), 5(c), or 5(d) therein, the option may be exercised (to the extent that it would have been exercisable by the Optionee on such termination date) by Optionee (or the Optionee's personal representatives, heirs or legatees), at any time within one (1) year after such termination date, but in no event later than the Expiration Date.

7.    Adjustments Upon Changes in Capital Structure.

        In the event of a change in the outstanding stock of the Company by reason of a stock dividend, stock split or reverse stock split, reclassification, or recapitalization which does not increase the Company's net worth or result in a change in the nature or amount of the Company's assets, the aggregate number and/or class of shares subject to this option and the exercise price prior to such event shall be appropriately adjusted so as to ensure that if Optionee fully exercises the Option his percentage ownership of the Company's outstanding stock shall be the same as it would have been if the option had been fully exercised immediately prior to any such change in the outstanding stock of the Company.

        In the event of any merger or consolidation of the Company (in which the Company is not the survivor) or any acquisition of fifty percent (50%) or more of its gross assets or stock, or any reorganization or liquidation of the Company, then the Board of Directors shall be at its complete discretion either to: (a) substitute new options by any successor to the Company equivalent in value to the Option Shares, without discount in value because the Option Shares are restricted stock; or (b) cancel the option in exchange for the payment of compensation to the Optionee in an amount equal to the difference between the then fair market value of the non-exercised Option Shares and the aggregate exercise price of the Option Shares. Upon the dissolution or liquidation of the Company, the Option shall terminate and become null and void, but the Optionee shall have the right immediately prior to such dissolution or liquidation to exercise the Option, if it would have been exercisable had the Optionee been terminated without cause from employment at such time.

8.    Method of Exercising Option; Investment Representation.

        Subject to the terms and conditions of this Agreement, the Option may be exercised by written notice to the Company at its main office. Such notice shall state the election to exercise the Option and the number of shares in respect of which it is being exercised and shall be signed by the person or persons so exercising the Option. Such notice shall be accompanied by payment of the full purchase price of such shares, and the Company shall deliver, or cause to be delivered, a certificate or certificates representing such shares as soon as practicable after the notice shall be received. The purchase price shall be paid in cash (by check). In the event the Option shall be exercised pursuant to Paragraph 6 hereof, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the Optionee and shall be delivered as provided above to or upon the written order of the person or persons exercising the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

        AS OF THE EFFECTIVE DATE, THE OPTION SHARES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION NOR HAS A LISTING APPLICATION COVERING SAID SHARES BEEN FILED WITH THE NEW YORK STOCK EXCHANGE OR ANY OTHER STOCK EXCHANGE. The Option Shares may, in the sole discretion of the Board of Directors of the Company, be registered at a future date with the Securities and Exchange Commission and/or listed on the New York Stock Exchange or another stock exchange. However, the Board of Directors of the Company has no duty or obligation to register such shares with the Securities and Exchange Commission or to list such shares on the New York Stock Exchange.

        If the Company adopts a plan for employees that provides for the grant of stock options, then Rothwell shall have the opportunity to make this Option subject to such plan. The notice exercising the option shall be in a form satisfactory to the Company and shall affirm that the purchaser is acquiring the shares for the purchaser's own account for investment and not for purposes of resale or distribution. Unless the Option Shares shall be registered with the Securities and Exchange Commission prior to exercise of the option, all certificates representing said shares shall bear a conspicuous legend substantially as follows:

  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NEITHER SAID SHARES NOR ANY INTEREST THEREIN MAY BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THAT ACT, A "NO-ACTION" LETTER OF THE SECURITIES AND EXCHANGE COMMISSION AS TO SAID SALE OR OFFER, OR AN OPINION OF COUNSEL TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SAID SALE OR OFFER.

        The Option shall not be exercisable unless the Option Shares have been qualified or registered under the securities laws of the state in which Optionee resides or are exempt therefrom. The Company may, if permitted by such state laws, permit the exercise of the Option, but postpone delivery of the Option Shares and/or payment of the purchase price thereof or may set up an escrow, pending such qualification, registration or exemption under applicable state securities laws. Upon receipt of Optionee's notice to exercise the option, the Company hereby agrees to use its best efforts to promptly register or qualify under applicable state securities laws the Option Shares or to confirm the existence of an exemption from such registration or qualification so that the Option may be exercisable, but the Company shall have no liability to Optionee if such registration, qualification or exemption under applicable state securities laws is not obtained, or is not obtained as promptly as desired by Optionee.

9.    Income Tax.

        It is understood that this option and the Option Shares are not qualified under any particular section of the Internal Revenue Code. Optionee should seek his own tax advice as to how and when he will be deemed to have received additional employment compensation as a result of this option and/or its exercise.

10.  Amendments.

        This Option may be amended only by a written agreement that is signed by both parties hereto.

11.  Governing Law.

        This Agreement shall be governed by the laws of the State of Utah.

AUTHORIZED SIGNATURES

        In order to bind the parties to the terms and conditions of this Stock Option Agreement, Optionee has executed his name below and the Company has caused its duly authorized representative to duly execute this Agreement on behalf of the Company.

UNITED PARK CITY MINES COMPANY

/s/  EDWIN L. OSIKA, JR.

Its: Executive Vice President

OPTIONEE /s/  HANK ROTHWELL

HANK ROTHWELL

QuickLinks

  Exhibit 10.16 Employment Agreement dated June 1, 2000 by and between United Park City Mines Company and Hank Rothwell
EMPLOYMENT AGREEMENT
EXHIBIT "A" PERMITTED OUTSIDE ACTIVITIES
EXHIBIT "B" LIST OF PROJECTS OF THE COMPANY AS OF JUNE 1, 2000
EXHIBIT "C" COPY OF THE INCENTIVE STOCK OPTION AGREEMENT AND THE AMENDMENT THERETO STOCK OPTION AGREEMENT
RECITALS
AUTHORIZED SIGNATURES